SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                           Form 6-K

                   Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             the Securities Exchange Act of 1934

               For the month of December, 1998

                        HOLLINGER INC.

       (Translation of registrant's name into English)

                      10 Toronto Street
                   Toronto, Ontario M5C 2B7
                            CANADA

           (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F        Form 40-F  x

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes              No  x


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                         EXHIBIT LIST


                                                            Sequential
Exhibit             Description                             Page Number

99.1           Press Release dated December 2,                  4
               1998 of Hollinger Canadian
               Publishing Holdings Inc., Hollinger
               Inc., and Hollinger International
               Inc.


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                          SIGNATURES


          Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HOLLINGER INC.

Date: December 3, 1998        by /s/ Charles G. Cowan, Q.C.
                                -----------------------------
                                Name:  Charles G. Cowan, Q.C.
                                Title: Vice President and
                                       Secretary